FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (CHECK ONLY ONE; for descriptions, SEE Instruction 1 above):

     [ ]  MERGER
     [X]  LIQUIDATION
     [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
     [ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     JWB AGGRESSIVE GROWTH FUND

3.   Securities and Exchange Commission File No.:

     811-9132

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X]  Initial Application
     [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     810 Richards Street, Suite 123
     Honolulu, HI 96813

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     David Jones, Esq.
     David Jones & Assoc., P.C.
     4747 Research Forest Drive,
     Suite 180, #303
     The Woodlands, TX 77381
     (281) 367-8409

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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Mr. Greg Getts
     Mutual Shareholder Services, LLC
     1301 East Ninth Street, Suite 1005
     Cleveland, Ohio  44114
     (216)736-3500

     Mr. John W. Bagwell
     JMB Management Corp.
     810 Richards Street, Suite 123
     Honolulu, HI 96813
     (808) 524-0386

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     [X]  Management company;
     [ ]  Unit investment trust; or
     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end
     [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     JWB Investment Advisory and Research
     810 Richards Street, Suite 123
     Honolulu, HI 96813

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

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     Declaration Distributors, Inc.
     555 North Lane, Suite 6160
     Conshohocken, PA  19428

     Maxus Securities Corp.
     1301 East Ninth Street
     Cleveland, Ohio  44114

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          NOT APPLICABLE

     (b)  Trustee's name(s) and address(es):

          NOT APPLICABLE

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes
     [X]  No

     If Yes, for each UIT state:
     Name(s):
     File No.: 811-_________
     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes
     [ ]  No

     If Yes, state the date on which the board vote took place:

     MAY 18, 1999.

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

     [X]  Yes
     [ ]  No

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     If Yes, state the date on which the shareholder vote took place:

     MAY 18, L999

     If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes
     [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          MAY 18, 1999.

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes
          [ ]  No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [X]  Yes
          [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY:

          Were any distributions to shareholders made in kind?

          [X]  Yes
          [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

          No Fund shares were owned by affiliates of the fund at the time of its liquidation. Ms. Alice Kakio, an individual, was the sole shareholder of the fund at the time of the fund's final distribution. She surrendered her shares in exchange for an account receivable of the fund and concurrently entered into a promissory note with John

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          W. Bagwell, President of the Adviser. Ms. Kakio is affiliated with JWB
          Management Corp, the fund's administrator, as a shareholder. Mr. Bagwell also owns a controlling interest in JWB Management Corp. Mr. Bagwell and Ms. Kakio have additional business affiliations that are unrelated to the fund.

17.  CLOSED-END FUNDS ONLY:

     Has the fund issued senior securities?

     [ ]  Yes
     [ ]  No

     If Yes, describe the method of calculating payments to senior Security holders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X]  Yes
     [ ]  No

         If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes
     [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     [ ]  Yes
     [X]  No

     If Yes,

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     (a)  Describe the type and amount of each asset  retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets described above?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes
          [ ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes
     [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i) Legal Expenses:                                  $ 3,365.00

         (ii) Accounting expenses:                             $     0.00

        (iii) Other expenses (list and identify separately):

                    Administrative & Transfer Agent Fees-      $ 2,800.00
                    Postage & Delivery Charges-                $    39.75
                    Custodian Fees-                            $ 1,005.00

         (iv) Total expenses (sum of lines (i)-(iii) above):   $ 7,209.75

     (b)  How were those expenses allocated?

          ALL EXPENSES ALLOCATED TO THE ADVISER, JWB INVESTMENT ADVISORY & RESEARCH.

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     (c)  Who paid those expenses?

          THE ADVISER, JWB INVESTMENT ADVISORY & RESEARCH.

     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes
     [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes
     [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes
     [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

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     (d)  If the merger or reorganization  agreement has NOT been filed with the
          Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of JWB Aggressive Growth Fund, (ii) he is the President of JWB Aggressive Growth Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

     Reference is made to the Trust Instrument of the fund. Notice is hereby given that this instrument is executed on behalf of the fund by an officer of the fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders of the fund individually, but are binding only upon the assets and property of the fund.


/s/ John W. Bagwell
------------------------
(Signature)